Exhibit 99.4

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three months ended June 30, 2011 and 2010
(Unaudited)
_______________________

KEEGAN RESOURCES INC.

Condensed Consolidated Interim Statements of Financial Position - Unaudited
As at June 30, 2011, March 31, 2011 and April 1, 2010	Expressed in United States Dollars

	June 30, 2011	March 31, 2011	April 1, 2010
Assets

Current assets:
Cash and cash equivalents	$227,257,486	$236,329,452	$47,954,689
Receivables (note 10)	375,819	252,557	120,760
Prepaid expenses and deposits	443,512	150,930	253,553
	228,076,817	236,732,939	48,329,002

Non-current assets:
Plant and equipment (Note 4)	1,926,998	1,484,007	701,012
Mineral interests (Note 5)	10,691,692	10,581,692	2,234,420
	12,618,690	12,065,699	2,935,432
Total assets	$240,695,507	$248,798,638	$51, 264,434

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (note 10)	$3,930,457	$5,236,343	$1,080,874
	3,930,457	5,236,343	1,080,874

Non-current Liabilities:
Asset retirement provision (note 7)	7,303,510	7,242,082	49,084
Foreign currency warrant liability (note 14)	468,810	852,070	719,616
	7,772,320	8,094,152	768,700
Total liabilities	11,702,777	13,330,495	1,849,574

Shareholders’ Equity

Share capital (note 8)	312,835,029	310,171,926	97,409,895
Equity reserves (note 9)	18,342,644	15,210,047	6,869,684
Accumulated deficit	(102,184,943)	(89,913,830)	(54,864,719)
Total shareholders’ equity	228,992,730	235,468,143	49,414,860
Total liabilities and shareholders’ equity	$240,695,507	$248,798,638	$51,264,434

Commitments (note 11)
Contingencies (note 12)
Subsequent events (note 16)
First-time adoption of IFRS (note 17)

Approved by the Board of Directors:
“Shawn Wallace” Director	“Marcel de Groot” Director

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

Condensed Consolidated Interim Statements of Comprehensive Loss - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

	2011	2010

Administration expenses:
Amortization	$50,387	$18,637
Bank charges and interest	16,491	6,262
Consulting fees, directors’ fees and wages
and benefits (note 10)	656,512	579,609
Office, rent and administration	263,273	164,921
Professional fees (note 10)	99,085	53,351
Regulatory fees, transfer agent and shareholder information	76,035	37,371
Share-based compensation (note 9(a))	2,780,065	1,933,613
Travel, promotion and investor relations	233,773	281,410
	4,175,621	3,075,174

Exploration and evaluation expenditures (note 6)	9,272,336	5,005,520

Other expenses (income):
Interest and other income	(626,831)	(63,386)
Accretion expense (note 7)	61,428	-
Foreign currency warrant revaluation (note 14)	(383,260)	(121,025)
Foreign exchange (gain) loss	(228,181)	1,620,747
	(1,176,844)	1,436,336

Loss and comprehensive loss for the period	$12,271,113	$9,517,030

Loss per share - basic and diluted	$0.16	$0.21

Weighted average number of shares outstanding	75,112,165	45,339,799

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

Condensed Consolidated Interim Statement of Changes in Equity - Unaudited
Three months ended June 30, 2011 and 2010, and the year ended March 31, 2011	Expressed in United States Dollars

		Common Shares	Equity	Accumulated	Accumulated	Total
	Number	dollar amount	reserves	deficit	OCI	Equity

Balance as at March 31, 2010:	45,047,123	$97,409,895	$6,869,684	$(54,864,719)	$-	$49,414,860

Issuance of common shares for:
Exercise of share options	599,098	2,758,363	(1,152,312)	-	-	1,606,051
Exercise of broker warrants	23,333	153,009	-	-	-	153,009

Share-based compensation	-	-	2,525,937	-	-	2,525,937
Net loss for the period	-	-	-	(9,517,030)	-	(9,517,030)
Balance as at June 30, 2010	45,669,554	100,321,267	8,243,309	(64,381,749)	-	44,182,827

Issuance of common shares for:
Exercise of share options	596,034	3,274,090	(1,262,765)	-	-	2,011,325
Exercise of broker warrants	214,000	1,298,216	-	-	-	1,298,216
Bought-deal prospectus financing	28,405,000	205,278,353	-	-	-	205,278,353

Share-based compensation	-	-	8,229,503	-	-	8,229,503
Net loss for the period	-	-	-	(25,532,081)	-	(25,532,081)
Balance as at March 31, 2011	74,884,588	310,171,926	15,210,047	(89,913,830)	-	235,468,143

Issuance of common shares for:
Exercise of share options	419,200	2,663,103	$(976,974)	-	-	1,686,129

Share-based compensation	-	-	4,109,571	-	-	4,109,571
Net loss for the period	-	-	-	(12,271,113)	-	(12,271,113)
Balance as at June 30, 2011	75,303,788	$312,835,029	$18,342,644	$(102,184,943)	$-	$228,992,730

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Condensed Consolidated Interim Statements of Cash Flows - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

	2011	2010

Cash provided by (used in):

Operations:
Loss for the period	$(12,271,113)	$(9,517,030)

Items not involving cash:
Amortization	50,387	18,637
Accretion expense	61,428	-
Interest income	(605,531)	(63,386)
Share-based compensation (note 9(a))	2,780,065	1,933,613
Share-based compensation included in
exploration and evaluation expenditures	1,329,506	592,324
Other non-cash exploration and evaluation expenditures	69,700	-
Warrant liability revaluation	(383,260)	(121,025)
Unrealized foreign exchange	(825,237)	1,596,421
Changes in non-cash working capital:
Accounts payable and accrued liabilities	(1,323,603)	(221,759)
Prepaid expenses and deposits	(291,246)	(25,212)
Receivables	60,196	(44,396)
	(11,348,708)	(5,851,813)

Investing:
Purchase of plant and equipment	(563,078)	(51,246)
Acquisition of mineral interests	(110,000)	(3,692)
Interest received	423,843	63,386
	(249,235)	8,448

Financing:
Shares issued for cash, net of share issue costs (note 8(b))	1,686,129	1,678,012

Impact of foreign exchange on cash and cash equivalents	839,848	(1,604,448)

Increase (decrease) in cash and cash equivalents	(9,071,966)	(5,769,801)

Cash and cash equivalents, beginning of period	236,329,452	47,954,689

Cash and cash equivalents, end of period	$227,257,486	$42,184,888

Supplemental disclosure of cash flow information:
Non-cash investing and financing activities:
Reclassification of equity reserves on exercise
of share options (note 9(a))	$976,974	$1,152,312

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 1 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

1.           Nature of operations

Keegan Resources Inc. (“Keegan” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia.  The Company is in the development stage and is focused on advancing its principal property, the Esaase Gold Project to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

The head office, principal address and registered and records office of the Company are located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

Management has estimated that the Company will have adequate funds from existing working capital to meet  corporate, development, administrative and property obligations for the coming year, including the pre-feasibility and feasibility studies of the Esaase property. The Company will require additional financing from time to time, and while the Company has been successful in the past, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

2.           Basis of presentation and adoption of IFRS

(a)           Statement of compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending March 31, 2012. Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”).

(b)           Basis of presentation

The financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as explained in the accounting policies set out in note 3. The comparative figures presented in these condensed consolidated interim financial statements are in accordance with IFRS and have not been audited.

All amounts are expressed in US dollars, unless otherwise stated. References to C$ are to Canadian dollars.

The preparation of financial statements in conformity with IAS 34 requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment within the framework of the significant accounting policies summarized below.

(c)           Adoption of IFRS

These condensed consolidated interim financial statements have been prepared on the basis of IFRS standards that are effective on April 1, 2011. The standards that will be effective in the annual financial statements for the year ending March 31, 2012 are subject to change and may be affected by additional interpretations. Accordingly, the accounting policies for the annual period that are relevant to these condensed consolidated interim financial statements will be determined only when the first annual IFRS financial statements are prepared for the year ending March 31, 2012.

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 2 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

2.           Basis of presentation and adoption of IFRS (continued)

The preparation of these condensed consolidated interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under GAAP. The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements. They also have been applied in preparing an opening IFRS balance sheet at April 1, 2010 for the purposes of the transition to IFRS, as required by IFRS 1 - First Time Adoption of International Financial Reporting Standards (“IFRS 1”). The impact of the transition from GAAP to IFRS is explained in note 17.

3.           Significant accounting policies

(a)           Basis of consolidation

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Subsidiary name	Jurisdiction	Ownership
Keegan Resources Ghana Limited	Ghana	90%
Keegan International (Barbados) Inc.	Barbados	100%
Keegan Ghana (Barbados) Inc.	Barbados	100%
Universal Mineral Services Inc.	British Columbia, Canada	100%
Quicksilver Ventures (Nevada) Inc.	Nevada, USA	100%

Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

All significant intercompany amounts and transactions have been eliminated on consolidation.

(b)           Foreign currency translation

The Company’s reporting currency and the functional currency of all of its operations is the U.S. dollar as this is the principal currency of the economic environment in which they operate.

Transactions in foreign currencies are initially recorded at the functional currency rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange at the date of the statement of financial position.

Non‐monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non‐monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

(c)           Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, which are recognized and measured at fair value less costs to sell.

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 3 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

3.           Significant accounting policies (continued)

(c)           Business combinations (continued)

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in net earnings (loss).

(d)           Non-controlling interest

Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. Subsequent to the acquisition date, adjustments are made to the carrying amount of the non-controlling interests for the non-controlling interests’ share of changes to the subsidiary’s equity. In the event a non-controlling interest is represented by a non-participating entity, then the non-controlling interest is not recognized untill the entity has the right to receive its share of the subsidiary’s net assets.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interest in the subsidiary and the difference to the carrying amount of the non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized in equity and attributed to the shareholders of the Company.

(e)           Financial instruments

i.	Financial assets

The Company’s financial assets are comprised of cash and cash equivalents and receivables. All financial assets are initially recorded at fair value plus directly attributable transaction costs and designated upon inception into one of four categories: held-to-maturity, available-for-sale, loans and receivables or at fair value through profit or loss.

Subsequent to initial recognition, the financial assets are measured in accordance with the following:

•
Financial assets classified as fair value through profit or loss are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings (loss) in the period in which they arise.

•
Held-to-maturity investments, and loans and receivables, are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings (loss), using the effective interest method less any impairment. Cash and cash equivalents and receivables are classified as loans and receivables.

•
Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net earnings (loss).

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 4 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

3.           Significant accounting policies (continued)

(e)           Financial instruments (continued)

i.	Financial assets (continued)

•
Derivatives embedded in other financial instruments or non-financial contracts (the “host instrument”) are treated as separate derivatives with fair value changes recognized in the net earnings (loss) when their economic characteristics and risks are not clearly and closely related to those of the host instrument, and the combined instrument or contract is not held for trading. There were no embedded derivatives identified in a review of the Company’s contracts. Free-standing derivatives that meet the definition of an asset or liability are measured at their fair value and reported in the Company’s financial statements.

ii.	Financial liabilities

The Company’s financial liabilities are comprised of account payable and accrued liabilities and foreign currency warrant liability. All financial liabilities are initially recorded at fair value and designated upon inception as fair value through profit or loss or other financial liabilities.

Subsequent to initial recognition, the financial liabilities are measured in accordance with the following:

•
Financial liabilities classified as other financial liabilities are initially recognized at fair value less transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s accounts payable and accrued liabilities are classified as other financial liabilities.

•
Financial liabilities classified as fair value through profit or loss  include financial liabilities held for trading and financial liabilities designated upon initial recognition as fair value through profit or loss. Fair value changes on financial liabilities classified as fair value through profit or loss  are recognized through the statement of comprehensive income.

At June 30, 2011 and March 31, 2011 the Company classified share purchase warrants with an exercise price in Canadian dollars as  financial liabilities at fair value through profit or loss.

(f)           Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturity dates of less than ninety days or fully redeemable without penalty or loss of interest.

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 5 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

3.           Significant accounting policies (continued)

(g)           Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, permitting and maintaining exploration concessions in good standing, exploration drilling and related costs incurred on sites prior to the establishment of an economical resource. Exploration costs include value added taxes incurred in foreign jurisdictions when recoverability of these taxes is uncertain.

All exploration and evaluation expenditures, except for acquisition costs and costs arising from the recognition of an asset retirement obligation, are expensed until properties are determined to contain economically recoverable mineral resources. Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, further cost incurred for the development of that project are capitalized as mineral interests. Costs incurred prior to the legal right to explore has been attained are expensed.

Acquisition of exploration assets

The fair value at acquisition date of a mineral interest acquired either through a business combination or asset acquisition are capitalized.

Asset retirement obligations

Assets arising from the recognition of an asset retirement obligation are capitalized.

(h)           Mineral interests, plant and equipment

Mineral interests, plant and equipment is carried at cost less accumulated amortization. The cost of an item of mineral interests, plant or equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives.

Amortization

Amortization is determined at rates that will reduce original cost to estimated residual value over the useful life of each asset. The annual rates used to compute amortization are as follows:

Asset	Basis	Rate
Buildings	straight-line	useful life
Computers and equipment	declining balance	30%
Leasehold improvements	straight-line	term of lease
Motor vehicles	straight-line	5 years
Machinery and equipment	straight-line	5 – 25 years
Mineral interests	units of production	n/a

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 6 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

3.           Significant accounting policies (continued)

(h)           Mineral interests, plant and equipment (continued)

Mineral interests

Mineral interests consist of costs associated with the acquisition, delineation and development of economical mineral resources within a specific area of interest. The determination of whether mineral resources are economically recoverable is indicated through the following criteria:

•	the existence of technical data that gives reasonable assurance that the mineralized resource is economically extractable;
•
the establishment of a life-of-mine model that provides a basis for concluding there is a significant likelihood of being able to recoup the incremental costs of extraction and production over the project;

•	the existence of key operating and environmental permits or the existences of programs that layout a timeline and feasibility of attaining such authorizations;
•	management’s intent to develop the property through to commercial production; and,
•	existence of sufficient financial resources or evidence that they are clearly attainable to develop the project.

On the commencement of commercial production, depletion of each mineral interest will be provided on a unit-of-production basis using estimated reserves as the depletion base.

Derecognition

Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment are derecognized and any associated gains or losses are recognized in net earnings (loss).

(i)           Impairment of non-financial assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or a cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in net earnings (loss), unless the relevant assets is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the net carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 7 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

3.           Significant accounting policies (continued)

(j)           Asset retirement provisions

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and to increase the carrying value of the related assets for that amount. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in the statement of net earnings (loss). Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The increase in the carrying value of related assets are charged against net earnings (loss) over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The related liability is also adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

(k)	Comprehensive loss

Comprehensive loss consists of net loss and other comprehensive income (loss) (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources. For all periods covered by these consolidated financial statements comprehensive loss and net loss are the same.

(l)           Loss per share

Basic earnings per share are calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of diluted common shares outstanding during the year. Diluted common shares reflect the potential dilutive effect of exercising the share options and warrants based on the treasury stock method. As the Company has incurred a loss for all period present in the financial statements, diluted loss per share is equal to basic loss per share.

(m)           Share-based compensation

The Company has a share-based compensation plan as described in note 9(a). The Company records all share-based compensation paid to employees and consultants using the fair value method. An individual is classified as an employee, versus a consultant, when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

Compensation expense attributable to share based awards to employees is measured at the fair value at the date of grant using the Black-Scholes model. Each tranche of a share option grant is valued individually and then amortized on a straight-line basis over the vesting period of each tranche within the grant. The fair value, under the Black-Scholes model, takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options, volatility, forfeiture rate and the risk free interest rate.

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 8 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

3.           Significant accounting policies (continued)

(n)           Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred income tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred income tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future income tax asset will be recovered, it does not recognize the asset.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to setoff current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 9 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

4.           Plant and equipment

	Corporate & administration				Esaase Development
	Computer & software	Leasehold improvements	Motor vehicles	Office equipment & furniture	Buildings	Computers & fixtures	Machinery & equipment	Motor vehicles	Totals
Cost
As at April 1, 2010	$ 118,759	$ 100,906	$ 53,447	$ 116,866	$ 96,519	$ 23,573	$ 103,127	$ 328,504	$ 941,701
Additions for the year	164,834	87,855	31,342	33,010	311,875	27,788	844	359,081	1,016,629
As at March 31, 2011	283,593	188,761	84,789	149,876	408,394	51,362	103,971	687,585	1,958,331
Additions for the period	103,694	5,244	20,210	29,429	8,095	16,309	61,192	334,918	579,091
Disposals for the period	-	-	-	-	-	-	-	(49,955)	(49,955)
As at June 30, 2011	$ 387,287	$ 194,005	$ 104,999	$ 179,305	$ 416,489	$ 67,671	$ 165,163	$ 972,548	$2,487,467
Accumulated depreciation
As at April 1, 2010	$ (36,892)	$ (22,683)	$ (1,945)	$ (37,432)	$ -	$ (7,318)	$ (34,522)	$ (99,897)	$(240,689)
Charge for the year	(50,750)	(17,758)	(13,130)	(20,156)	(549)	(8,791)	(11,459)	(111,042)	(233,635)
As at March 31, 2011	(87,642)	(40,441)	(15,075)	(57,588)	(549)	(16,109)	(45,981)	(210,939)	(474,324)
Charge for the period	(21,146)	(19,509)	(2,896)	(6,837)	-	(3,012)	(6,218)	(60,470)	(120,088)
Eliminated on disposals -		-	-	-	-	-	-	33,943	-
As at June 30, 2011	$ (108,788)	$ (59,950)	$ (17,971)	$ (64,425)	$ (549)	$ (19,121)	$ (52,199)	$ (237,466)	$(560,469)
Net book value
As at April 1, 2010	$ 81,867	$ 78,223	$ 51,502	$ 79,434	$ 96,519	$ 16,255	$ 68,605	$ 228,607	$ 701,012
As at March 31, 2011	$ 195,951	$ 148,320	$ 69,714	$ 92,288	$ 407,845	$ 35,253	$ 57,990	$ 476,646	$1,484,007
As at June 30, 2011	$ 278,499	$ 134,055	$ 87,028	$ 114,880	$ 415,940	$ 48,550	$ 112,964	$ 735,082	$1,926,998

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 10 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

5.           Mineral interests

Mineral interests, plant and equipment is comprised of assets held to maintain the Company’s corporate and administrative operations as well as the expenditures related to the Esaase Development Project.

Mineral interest costs
		Accumulated	Net book
June 30, 2011	Cost	amortization	value

Acquisition costs, Asumura	$170,043	$-	$170,043
Acquisition costs, Esaase	3,306,499	-	3,306,499
Asset retirement obligation	7,215,150	-	7,215,150

Total mineral interests at June 30, 2011	$10,691,692	$-	$17,917,756

		Accumulated	Net book
March 31, 2011	Cost	amortization	value

Acquisition costs, Asumura	$170,043	$-	$170,043
Acquisition costs, Esaase	3,196,499	-	3,196,499
Asset retirement obligation	7,215,150	-	7,215,150

Total mineral interests at March 31, 2011	$10,581,692	$-	$10,581,692

		Accumulated	Net book
April 1, 2010	Cost	amortization	value

Acquisition costs, Asumura	$170,043	$-	$170,043
Acquisition costs, Esaase	2,014,517	-	2,014,517
Asset retirement obligation	49,860	-	49,860

Total mineral interests at April 1, 2010	$2,234,420	$-	$2,234,420

Reconciliation of  mineral interests

Esaase development project	3 months ended	Year ended
	June 30, 2011	March 31, 2011

Opening balance	$10,581,692	$2,234,420
Additions
Acquisition costs, Esaase	110,000	1,181,982
Asset retirement obligation	-	7,165,290

	110,000	8,397,132

Closing balance	$10,691,692	$10,581,692

a)           Essase gold project

On May 3, 2006, the Company entered into an option agreement with Sametro Co. Ltd. (“Sametro”) to purchase a 100% interest in the Esaase Gold property in the southwest part of the Republic of Ghana  (“Ghana”), West Africa. The property is a subject to the underlying 10% interest and 5% royalty (see note 12(a)) to the Ghanaian government and a 0.5% royalty payable to the Bonte Liquidation Committee. Under the terms of the option agreement, the

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 11 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

5.           Mineral interests (continued)

a)           Essase gold project (continued)

Company was to make a series of cash payments totaling $890,000, issue 780,000 common shares and incur minimum exploration expenditures of $2,250,000 over a three year period.

During the year ended March 31, 2008, after having already made cash payments of $500,000, issued 40,000 common shares and completed the full exploration expenditure requirement, the Company renegotiated the option agreement so that all further cash and share payments were no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro.

Subsequent to these payments, the Company was granted the full Esaase Mining Lease by the Ghanaian Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the royalties and government commitments.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid $50,000 to the Bonte Liquidation Committee and $50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% royalty based on the existing mining lease and the Bonte Liquidation Committee retains a 0.5% royalty.

Subsequent to the granting of the Esaase and Jeni mining leases, the Ghanaian government amended the royalty scheme in Ghana to a 5% royalty for all mining projects and uncertainty now exists as to the final royalty rate applicable to the property (see note 12(a)).

Acquisitions during the three months ended June 30, 2011 and the year ended March 31, 2011

During the three months ended June 30, 2011 the Company paid $110,000 pursuant to an option agreement with Sky Gold Mines Limited (“SGM”) whereby the Company was granted the exclusive option by SGM to acquire 100% interest in the four-part concession adjacent to the Esaase Gold property. The concession is subject to a 2% net smelter returns royalty (“NSR”) payable to SGM. Pursuant to the agreement the Company is required to make staged payments totaling $260,000 in addition to the total of $140,000 already paid, and issue in stages a total of 40,000 shares of the Company in addition to the 10,000 shares already issued.

During the year ended March 31, 2011, the Company made a payment of $600,000 plus certain acquisition costs to acquire a 100% interest in the Dawohodo prospecting concession, an adjacent mineral concession to the Esaase Gold property, and accrued a further $500,000 payable pursuant to this agreement. The $500,000 was paid during the three months ended June 30, 2011.

Free carried interest to the Ghanaian government

Pursuant to the provisions of the Ghanaian Minerals and Mining Act of 2006, as at March 31, 2011, the Ghanaian government acquired, for zero proceeds, a 10% free carried interest in the rights and obligations of the mineral operations of the Esaase Gold property through an interest in Keegan Resources Ghana Limited (“Keegan Ghana”).
Keegan Ghana reserved 10% of its common shares for issuance to the Ghanaian government, and one government representative was appointed to the Board of Directors of Keegan Ghana. The Ghanaian government is entitled to 10% of declared dividends from the net profit of Keegan Ghana at the end of a financial year. As the free carried interest does not result in an obligation on behalf of the Ghanaian government to contribute to the capital of Keegan Ghana nor share in the entity’s losses, a non-controlling interest is not recognized while the entity is in a net liability position.

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 12 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

5.           Mineral interests (continued)

b)           Asumura gold project

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa.

The Asumura property is subject to a 3.5% NSR royalty, 50% of which may be purchased for $2,000,000 from GTE and the remaining 50% may be purchased for an additional $4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a 5% gross revenue royalty and 10% ownership by the Ghanaian government.

6.	Exploration and evaluation expenditures

Exploration and evaluation expenditures are comprised of expenditures incurred on mineral interests in areas where the technical feasibility and economic recoverability has not yet been established.

Summary of  exploration and evaluation expenditures

	3 months ended	3 months ended
	June 30, 2011	June 30, 2010

Asumura	$-	$285,548

Esaase
Camp operations	492,138	132,793
Development support costs	382,406	368,640
Equipment and infrastructure costs	344,391	445,189
Engineering studies	1,440,129	213,261
Exploration drilling	1,222,421	1,146,908
Exploration support costs	814,680	998,479
Health and environmental studies	641,885	169,784
Technical and in-fill drilling	2,604,780	652,594
Share-based compensation	1,329,506	592,324

Total exploration and evaluation expenditures for the period	$9,272,336	$5,005,520

7.	Asset retirement provision

The asset retirement provision relates to current and historical disturbance caused to the mineral concessions within the area of interest of the Esaase development project. Management has determined that these areas will be included as part of the project’s life-of-mine rehabilitation program. The fair value of this constructive obligation has been recorded as a non-current provision.

Esaase development project	3 months ended	Year ended
	June 30, 2011	March 31, 2011

Opening balance	$7,242,082	$49,084
Additions	-	7,192,998
Accretion	61,428	-
Closing Balance	$7,303,510	$7,242,082

Undiscounted and uninflated estimated future cash obligation	$8,186,463	7,192,998
Expected term until settlement	13 years	1 year
Discount rate	3.46%	N/a

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 13 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

8.	Share capital

(a)           Authorized

Unlimited common shares without par value; and
Unlimited preferred shares without par value

 (b)           Issued and outstanding common shares

	Number of shares	Amount

Balance, March 31, 2010	45,047,123	$97,409,895

Issued for cash:

Pursuant to a bought deal financing at C$7.50	28,405,000	216,296,974
Share issuance costs, cash	-	(10,356,041)
Share issuance costs, fair value of warrants
granted to underwriters	-	(662,580)
Pursuant to the exercise of warrants
- at C$3.10	237,333	724,703
Pursuant to the exercise of options
- at C$1.12	37,500	41,156
- at C$1.16	200,000	227,783
- at C$2.44	349,507	820,951
- at C$2.48	40,000	100,232
- at C$3.31	50,000	164,901
- at C$3.60	75,000	265,869
- at C$4.01	65,625	262,876
- at C$4.20	280,000	1,138,519
- at C$6.19	97,500	595,089
Transferred from equity reserves on the exercise
of options	-	2,415,077
Transferred from foreign currency warrant liability
on the revaluation and exercise of warrants	-	726,522
Balance, March 31, 2011	74,884,588	310,171,926

Issued for cash:

Pursuant to the exercise of options
- at C$2.44	125,000	314,052
- at C$3.31	50,000	172,666
- at C$3.60	25,000	91,764
- at C$4.01	71,250	297,958
- at C$4.20	75,000	321,363
- at C$6.19	62,950	406,064
- at C$7.83	10,000	82,262
Transferred from equity reserves on the exercise
of options	-	976,974
Balance, June 30, 2011	75,303,788	$312,835,029

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 14 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

8.	Share capital (continued)

(b)           Issued and outstanding common shares (continued)

Three months ended June 30, 2011

During the three months ended June 30, 2011, an aggregate of 419,200 common shares were issued for gross proceeds of $1,686,129 on exercise of options. In addition, a reclassification of $976,974 from equity reserves to share capital was recorded on the exercise of these options.

Year ended March 31, 2011

On February 17, 2011, the Company completed a bought deal share offering pursuant to an underwriting agreement, under which the underwriters purchased an aggregate of 24,700,000 common shares of the Company at a price of C$7.50 per common share for gross proceeds of $188,084,325. The underwriters exercised an over-allotment option to purchase an additional 3,705,000 common shares at C$7.50, bringing the total gross proceeds from the bought deal financing to $216,296,974.  Pursuant to the underwriting agreement, the Company paid a commission to the underwriters equivalent to 4.5% of the gross proceeds raised or $9,733,364  and incurred other cash share issuance costs totaling $622,677.  In addition, the Company granted 284,050 share purchase warrants to the underwriters entitling them to purchase common shares of the Company at a price of C$7.50 per share until February 17, 2013. The Company recorded share issuance costs of $662,580 related to the warrants granted to underwriters, representing the fair value or the warrants calculated using the Black-Scholes option-pricing method (note 9(b)).

During the year ended March 31, 2011, an aggregate of 1,195,132 common shares were issued for gross proceeds of $3,617,376 on exercise of options. In addition, a reclassification of $2,415,077 from equity reserves to share capital was recorded on the exercise of these options.

During the year ended March 31, 2011, an aggregate of 237,333 common shares were issued for gross proceeds of $724,703 on exercise of broker’s warrants. In addition, a reclassification of $726,522 from foreign currency warrant liability to share capital was recorded on the revaluation and exercise of the broker’s warrants.

9.	Equity reserves

 (a)           Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 10% of the Company’s issued and outstanding common shares. The Company may grant from time to time options to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

	Number	Weighted average
	of shares	Exercise price

Balance, March 31, 2011	6,213,750	C$6.37
Granted	-	-
Exercised	(419,200)	C$3.89
Forfeited	-	-
Balance, June 30, 2011	5,794,550	C$6.55

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 15 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

9.           Equity reserves (continued)

(a)           Share-based options (continued)

There were no new share-based options grants during the three months ended June 30, 2011. The weighted average fair value of the 1,625,000 stock-based options granted during the three months ended June 30, 2010 was C$3.58 per option.

The following table summarizes the share-based options outstanding and exercisable at June 30, 2011:

	Number outstanding at		Number exercisable at
Exercise price	June 30, 2011	Expiry date	June 30, 2011

C$2.44	180,000	November 10, 2011	180,000
C$4.20	365,000	February 5, 2013	365,000
C$1.12	12,500	January 15, 2014	12,500
C$3.31	70,000	June 2, 2014	70,000
C$3.10	225,000	July 2, 2014	225,000
C$3.10	75,000	July 17, 2014	75,000
C$4.01	345,000	October 6, 2014	345,000
C$6.50	220,000	December 14, 2014	220,000
C$6.19	1,442,050	May 26, 2015	1,047,050
C$7.83	105,000	October 20, 2015	47,500
C$9.00	225,000	November 30, 2015	112,500
C$8.00	2,530,000	March 17, 2016	948,750
	5,794,550		3,648,300
Weighted average contractual
life remaining at June 30, 2011 (years)	3.92		3.55

During the three months ended June 30, 2011, under the Black-Scholes option pricing model, $4,109,571 (June 30, 2010 – $2,525,937) in share-based compensation expense was recorded in the statement of comprehensive loss of which $1,329,506 (June 30, 2010 – $592,324) was included in exploration and evaluation expenditures for share-based options granted to directors, employees and consultants of the Company.

The fair value of share-based options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months	Three months
	June 30, 2011	June 30, 2010
Risk free interest rate	2.22%	2.30%
Expected dividend yield	0%	0%
Stock price volatility	89%	91%
Forfeiture rate	1.28%	1.28%
Expected life of options	3.64 years	3.69 years

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 16 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

9.           Equity reserves (continued)

(b)           Warrants

The continuity of share purchase warrants for the three months ended June 30, 2011 is as follows:

Exercise price	Expiry date	March 31, 2011	Issued	Exercised	Expired	June 30, 2011

C$ 7.50	February 17, 2013	284,050	-	-	-	284,050

		284,050	-	-	-	284,050

The continuity of share purchase warrants for the year ended March 31, 2011 is as follows:

Exercise price	Expiry date	March 31, 2010	Issued	Exercised	Expired	March 31, 2011

C$ 7.50	February 17, 2013	-	284,050	-	-	284,050
C$ 3.10	November 26, 2010	237,333	-	(237,333)	-	-
		237,333	284,050	(237,333)	-	284,050

The fair value of $662,580 of the 284,050 brokers’ warrants issued during the year ended March 31, 2011 was included in share issuance costs (note 8 (b)).

The fair value of the 284,050 broker warrants used to calculate share issuance costs has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

February 17, 2011
Risk free interest rate	1.79%
Expected dividend yield	0%
Stock price volatility	55%
Share price on date of valuation	$7.50
Expected life of warrants	2.0 years

 (c)           Shareholder rights plan

During the year ended March 31, 2009, the Directors of the Company approved the adoption of a shareholder rights plan (the “Rights Plan”).  The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid for the Company.

The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

10.           Related party transactions

The Company has a geological consulting agreement with Rock-on Exploration Ltd., a company controlled by a director of the Company, in the amount of $10,000 per month plus benefits. During the three months ended June 30, 2011, the Company paid consulting fees and benefits of $35,370 (2010 - $91,337). Included in accounts payable and accrued liabilities as at June 30, 2011 is $35,370 (March 31, 2011 - $99,386) owing to this company.

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 17 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

10.           Related party transactions (continued)

During the three months ended June 30, 2011, the Company paid/accrued professional fees of $nil (2010 - $15,414) for accounting fees to a company controlled by an officer of the Company.

During the three months ended June 30, 2011, the Company recovered on a cost recovery basis $311,506 (2010 - $nil) in various expenses from companies with directors and officers in common. Included in receivables as at June 30, 2011 is an aggregate amount of $18,126  (March 31, 2011 - $26,401) due from companies with directors and officers in common.

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by the management. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

Key management compensation

	Three months ended June 30,
	2011	2010

Salaries and directors’ fees	$192,738	$101,809
Share-based payments	2,281,217	1,498,818
Other compensation	44,072	102,250

	$2,518,027	$1,702,877

11.           Commitments

As at June 30, 2011, the Company has contractual comments with certain service providers in Canada and Ghana. The amounts due under these contracts and their payment terms are as follows:

2012	$540,221
2013	703,404
2014	589,356
2015	589,356
2016	98,226
$2,520,563

12.           Contingencies

(a)           Ghanaian mining royalties

On March 19, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Act now states that a holder of a mining lease, restricted mining lease, or small scale mining license shall pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently,  uncertainty exists on how this amendment will affect the Esaase gold property’s existing mining lease and whether this rate will change as the Company goes through negotiations with the government with respect to a stability agreement on the project.

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 18 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

12.           Contingencies (continued)

 (b)           Esaase option agreement suit

Keegan Ghana was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by the company that had originally optioned the Esaase gold property to the Company. The Plaintiff is alleging certain irregularities in connection with the closing of the option resulting in Keegan Ghana’s acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian law. Keegan Ghana has refuted the allegations on grounds that it had at all material times acted legally and in good faith and has therefore filed a defense and counter-claim against the Plaintiff. The Company is of the view after discussion with Ghanaian counsel that the allegations are totally without legal merit and will be vigorously defended.  The Ghana Minerals Commission has also denied the allegations and filed a defense to the suit. The Company’s potential liability for damages, if any, is currently not determinable.

13.           Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties.

Geographic allocation of non-current assets

June 30, 2011	Canada	Ghana	Total

Plant and equipment	$476,185	$1,450,813	$1,926,998

Mineral interests	-	10,691,692	10,691,692

	$476,185	$12,142,505	$12,618,690

March 31, 2011	Canada	Ghana	Total

Plant and equipment	$389,483	$1,094,524	$1,484,007

Mineral interests	-	10,581,692	10,581,692

	$389,483	$11,676,216	$12,065,699

  Geographic allocation of loss

	Canada	Ghana	Total

Three months ended June 30, 2011	$2,680,791	$9,590,322	$12,271,113

Three months ended June 30, 2010	$4,300,411	$5,216,619	$9,517,030

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 19 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

14.           Financial instruments

As at June 30, 2011, the Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and share purchase warrants denominated in a currency different from the Company’s functional currency.

The following table summarizes the designation and fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and
Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

			June 30, 2011
	Category	Carrying Value	Amount	Fair value hierarchy
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$227,257,486	N/A
Receivables, excluding sales taxes refundable	Loans and receivables	Amortized cost	273,265	N/A
			$227,530,751

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$3,930,457	N/A
Share purchase warrants	Fair-value-through profit and loss	Fair Value	468,810	Level 2
			$4,399,267

			March 31, 2011
	Category	Carrying Value	Amount	Fair value hierarchy
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$236,329,452	N/A
Receivables, excluding sales taxes refundable	Loans and receivables	Amortized cost	95,816	N/A
			$236,425,268

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$5,236,343	N/A
Share purchase warrants	Fair-value-through profit and loss	Fair Value	852,070	Level 2
			$6,088,413

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 20 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

14.           Financial instruments (continued)

The fair value of share purchase warrants was estimated using the Black-Scholes option pricing model with the following assumptions:

	June 30,	March 31,
	2011	2011
Risk free interest rate	2.13%	1.77%
Expected dividend yield	0%	0%
Stock price volatility	51%	74%
Expected life of warrants	1.64 years	1.89 years

The risk exposure arising from these financial instruments is summarized as follows:

(a)           Credit risk

Credit risk is the risk of an unexpected loss if a customer or a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances at banks in each of Canada and Ghana. The majority of the Company’s cash is held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. As at June 30, 2011, the receivables consist primarily of interest receivable of $255,140 (March 31, 2011 - $70,218) and other receivables of $18,125 (March 31, 2011 - $25,598), neither of which are considered past due.

(b)           Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at June 30, 2011, the Company had a cash and cash equivalents balance of $227,257,486 (March 31, 2011 – $236,329,452) to settle current liabilities of $3,930,457 (March 31, 2011 - $5,236,343) that mainly consist of accounts payable that are considered short term and  expected to be settled within 30 days.

(c)           Market risk

i.           Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less  or maturity over ninety days but redeemable on demand without penalty. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A sensitivity analysis suggests that a change of 100 basis points in the interest rates would result in a corresponding increase or decrease in net loss of approximately $2,272,575 as at June 30, 2011 (March 31, 2011 - $2,363,294).

ii.           Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. In addition, the Company has share purchase warrants denominated in Canadian dollars.

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 21 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

14.           Financial instruments (continued)

(c)           Market risk (continued)

ii.           Foreign currency risk (continued)

A significant change in the currency exchange rates between the US dollar relative to Canadian dollar (“CAD”), Ghanaian Cedi and the Australian dollar (“AUS”) could have an effect on the Company’s results of operations, financial position or cash flows. At June 30, 2011 and March 31, 2011, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in foreign currencies:

	June 30, 2011			March 31, 2011
	CAD	Ghana Cedis	AUD	CAD	Ghana Cedis	AUD
Cash and cash equivalents	145,816,861	195,825	-	171,881,945	348,177	-
Accounts payable	(505,555)	-	(667,114)	(238,338)	(3,699,374)	(25,985)
Share purchase warrants	(468,810)	-	-	(852,070)	-	-
Net exposure	144,842,496	195,825	(667,114)	170,791,537	(3,351,197)	(25,985)

A 10% appreciation or deprecation of the above mentioned currencies compared with the US dollar would result in a corresponding increase or decrease in net assets of approximately $14,437,121 as at June 30, 2011 (March 31, 2011 - $16,741,435).

iii.           Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at June 30, 2011 and March 31, 2011, the Company was not exposed to other price risk.

(d)           Fair value

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

(e)	Items of income, expense, gains or losses

	Three months ended June 30,
	2011	2010
Interest income from loans and receivable	$605,531	$63,386

Unrealized gain on revaluation of share purchase warrants	$383,260	$121,025

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 22 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

15.           Capital management

The Company considers items included in shareholders’ equity and cash and cash equivalents to be capital.

	June 30, 2011	March 31, 2011

Cash and cash equivalents	$227,257,486	$236,329,452

Shareholders’ equity	$228,992,730	$235,468,143

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. The Company has no debt and is not subject to externally imposed capital requirements.

The properties in which the Company currently has interests in are in the exploration stage, as such, the Company does not generate revenue. The Company’s historical sources of capital have consisted of the sale of equity securities and interest income. In order for the Company to carry out planned exploration and development and pay for administrative costs, the Company will spend its working capital and raise additional amounts externally as needed.

The Company has policies and procedures in place for employee and officer expenditure authorization limits and capital expenditure authorization. Capital expenditures of $1,500,000 or more require approval by the Board of Directors. Management reviews its capital management approach on an ongoing basis and believes this approach is reasonable.

There were no changes in the Company’s management of capital during the three months ended June 30, 2011.

16.            Subsequent events

The following events occurred subsequent to June 30, 2011:

(a)	There were 17,050 common shares issued pursuant to the exercise of share options for gross proceeds of $110,000.

(b)
The Company granted incentive share options to employees and directors to purchase 375,000 common shares at an weighted average exercise price of C$7.59 per share expiring five years from date of grant.

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 23 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

17.            First-time adoption of IFRS

The accounting policies in Note 3 have been applied in preparing the condensed consolidated interim financial statements for the three months ended June 30, 2011, the comparative information for the three months ended June 30, 2010, the financial statements for the year ended March 31, 2011 and the preparation of an opening IFRS statement of financial position on the Transition Date, April 1, 2010.

The guidance for the first time adoption of IFRS are set out in IFRS 1 – First-time adoption of International Financial Reporting Standards (“IFRS 1”). IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

•
IFRS 2- Share-Based Payments - The Company will take the election and only reassess the fair value of options that were granted after Nov 7, 2002 and that have not vested at the date of transition, April 1, 2010.

•	IAS 37 – Provisions, Contingent Liabilities and Contingent Assets – The company will take the election and calculate its opening asset retirement obligation under IFRS as at April 1, 2010.

The Company applied the following IFRS 1 mandatory exceptions:

•
IAS 27 – Consolidated and Separate Financial Statements and IAS 28 – Investments in Associates – The Company will take the election and upon adoption of IFRS and measure the assets and liabilities of its subsidiary, Keegan Ghana, at the same carrying amounts as in the financial statements of the subsidiary after adjusting for consolidation and equity accounting adjustments.

In preparing its opening IFRS statement of financial position, comparative information for the three months ended June 30, 2010 and financial statements for the year ended March 31, 2011, the Company has adjusted amounts reported previously in financial statements prepared in accordance with GAAP, accompanied by an explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position, statements of comprehensive loss, deficit and cash flows. The reconciliations and explanations on translation adjustments are as follows:

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 24 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

17.            First-time adoption of IFRS (continued)

Reconciliation of Assets, Liabilities & Equity
As at April 1, 2010

	GAAP	GAAP	effect of
	Expressed in	expressed in	transition to
	Canadian dollars	US dollars	IFRS	IFRS
		note a	notes b,c,d
Assets

Current assets:
Cash and cash equivalents	$48,712,372	$47,954,689	$-	$47,954,689
Receivables	122,669	120,760	-	120,760
Prepaid assets	257,561	253,553	-	253,553
	49,092,602	48,329,002	-	48,329,002

Non-current assets:
Plant and equipment	318,242	291,026	409,986	701,012
Mineral interests	41,123,128	37,953,688	(35,719,268)	2,234,420
	41,441,370	38,244,714	(35,309,282)	2,935,432

Total assets	$90,533,972	$86,573,716	$(35,309,282)	$51,264,434

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	$1,097,951	$1,080,874	$-	$1,080,874
	1,097,951	1,080,874	-	1,080,874

Non-current liabilities:
Asset retirement obligation	49,860	49,084	-	49,084
Foreign currency warrant liability	-	-	719,616	719,616
	-	-	719,616	768,700

Total liabilities	1,147,811	1,129,958	719,616	1,849,574

Shareholders’ Equity

Common shares	104,887,236	97,003,978	405,917	97,409,895
Equity reserves	8,082,767	7,339,092	(469408)	6,869,684
Accumulated deficit	(23,583,842)	(18,899,312)	(35,965,407)	(54,864,719)
	89,386,161	85,443,758	(36,028,898)	49,414,860
Total shareholders’ equity and liabilities	$90,533,972	$86,573,716	$(35,309,282)	$51,264,434

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 25 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

17.            First-time adoption of IFRS (continued)

Reconciliation of Assets, Liabilities & Equity
As at June 30, 2010

	GAAP	GAAP	effect of
	Expressed in	expressed in	transition to
	Canadian dollars	US dollars	IFRS	IFRS
		note a	notes b,c,d
Assets

Current assets:
Cash and cash equivalents	$44,905,152	$42,184,888	$-	$42,184,888
Receivables	175,825	165,156	-	165,156
Prepaid assets	294,799	277,275	-	277,275
	45,375,776	42,627,319	-	42,627,319

Non-current assets:
Plant and equipment	351,778	323,659	409,986	733,645
Mineral interests	46,312,811	43,003,231	(40,765,119)	2,238,112
	46,664,589	43,326,890	(40,355,133)	2,971,757

Total assets	$92,040,365	$85,954,209	$(40,355,133)	$45,599,076

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	$902,281	$849,621	$-	$849,621
	902,281	849,621	-	849,621

Non-current liabilities:
Asset retirement obligation	52,249	49,084	-	49,084
Foreign currency warrant liability	-	-	517,544	517,544
	-	-	517,544	566,628

Total liabilities	954,530	898,705	517,544	1,416,249

Shareholders’ Equity

Common shares	107,765,597	99,783,377	537,890	100,321,267
Equity reserves	9,688,529	8,900,658	(657,349)	8,243,309
Accumulated deficit	(26,368,291)	(23,628,531)	(40,753,218)	(64,381,749)
	91,085,835	85,055,504	(40,872,677)	44,182,827
Total shareholders’ equity and liabilities	$92,040,365	$85,954,209	$(40,355,133)	$45,599,076

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 26 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

17.            First-time adoption of IFRS (continued)

Reconciliation of Assets, Liabilities & Equity
As at March 31, 2011

	GAAP	GAAP	effect of
	Expressed in	expressed in	transition to
	Canadian dollars	US dollars	IFRS	IFRS
		note a	notes b,c,d,e
Assets

Current assets:
Cash and cash equivalents	$229,144,989	$236,329,452	$-	$236,329,452
Receivables	244,880	252,557	-	252,557
Prepaid expenses and deposits	146,084	150,930	-	150,930
	229,535,953	236,732,939	-	236,732,939

Non-current assets:
Plant and equipment	537,111	506,273	977,734	1,484,007
Mineral interests	74,843,010	70,792,389	(60,210,697)	10,581,692
	75,380,121	71,298,662	(59,232,963)	12,065,699

Total assets	$304,916,074	$308,031,601	(59,232,963)	$248,798,638

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	$5,076,974	$5,236,343	$-	$5,236,343
	5,076,974	5,236,343	-	5,236,343

Non-current liabilities:
Asset retirement obligation	4,762,009	4,911,313	2,330,769	7,242,082
Foreign currency warrant liability	-	-	852,070	852,070
	4,762,009	4,911,313	3,182,839	8,094,152

Total liabilities	9,838,983	10,147,656	3,182,839	13,330,495

Shareholders’ Equity

Common shares	314,407,860	309,475,894	696,032	310,171,926
Equity reserves	17,163,323	16,364,296	(1,154,249)	15,210,047
Accumulated deficit	(36,494,092)	(27,956,245)	(61,957,585)	(89,913,830)
	295,077,091	297,893,945	(62,415,802)	235,468,143
Total shareholders’ equity and liabilities	$304,916,074	$308,031,601	$(59,232,963)	$248,798,638

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 27 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

17.            First-time adoption of IFRS (continued)

Reconciliation of loss and comprehensive loss
Three months ended June 30, 2010

	GAAP	GAAP	effect of
	Expressed in	expressed in	transition to
	Canadian dollars	US dollars	IFRS	IFRS
		note a	notes b,c,d
Administration expenses

Expenses:
Amortization	$19,160	$18,637	$-	$18,637
Bank charges and interest	6,437	6,262	-	6,262
Consulting fees, directors’ fees and wages
And benefits	595,903	579,609	-	579,609
Office, rent and administration	169,571	164,921	-	164,921
Professional fees	54,848	53,351	-	53,351
Regulatory fees, transfer agent and
shareholder information	38,428	37,371	-	37,371
Stock-based compensation	2,087,737	2,030,296	(96,683)	1,933,613
Travel, promotion and investor relations	289,364	281,410	-	281,410
	3,261,448	3,171,857	(96,683)	3,075,174

Exploration and evaluation expenditures	-	-	5,005,520	5,005,520

Other expenses (income):
Interest and other income	(65,175)	(63,386)	-	(63,386)
Foreign currency warrant revaluation	-	-	(121,025)	(121,025)
Foreign exchange (gain) loss	(411,824)	1,620,747	-	1,620,747
	(476,999)	1,557,361	(121,025)	1,436,336

Loss and comprehensive loss for the period	$2,784,449	$4,729,218	$4,787,812	$9,517,030

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 28 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

17.            First-time adoption of IFRS (continued)

Reconciliation of loss and comprehensive loss
Year ended March 31, 2011

	GAAP	GAAP	effect of
	Expressed in	expressed in	transition to
	Canadian dollars	US dollars	IFRS	IFRS
		note a	notes b,c,d
Administration expenses

Expenses:
Amortization	$101,974	$100,281	$-	$100,281
Bank charges and interest	36,232	35,627	-	35,627
Consulting fees, directors’ fees and wages
And benefits	2,415,249	2,375,162	-	2,375,162
Office, rent and administration	754,874	753,452	-	753,452
Professional fees	437,970	430,689	-	430,689
Regulatory fees, transfer agent and
shareholder information	185,783	182,713	-	182,713
Stock-based compensation	7,799,995	7,777,371	(318,863)	7,458,508
Travel, promotion and investor relations	970,548	950,989	-	950,989
	12,702,625	12,606,284	(318,863)	12,287,421

Exploration and evaluation expenditures	-	-	26,114,646	26,114,646

Other expenses (income):
Interest and other income	(490,851)	(482,735)	-	(482,735)
Donations	82,000	80,644	-	80,644
Mineral interest evaluation costs	222,948	219,264	-	219,264
Gain on sale of investments	(215,666)	(212,103)	-	(212,103)
Foreign currency warrant revaluation	-	-	196,396	196,396
Foreign exchange (gain) loss	609,194	(3,154,422)	-	(3,154,422)
	125,625	(3,549,352)	196,396	(3,352,956)

Loss and comprehensive loss for the year	$12,910,250	$9,056,932	$25,992,179	$35,049,111

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 29 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

17.            First-time adoption of IFRS (continued)

(a)           Functional currency and the effect of changes in foreign exchange rates

IFRS requires that the functional currency of each entity of the Company be determined separately. The Company has determined that as at the Transition Date, the United States dollar was the functional currency of all entities in the Company.

Under GAAP, the Company’s parent company, Keegan Resources Inc. was deemed to have a measurement currency of the Canadian dollar and each of its subsidiaries were considered to integrated foreign subsidiaries. Under this accounting policy, monetary assets and liabilities, not denominated in Canadian dollars were translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the date of each balance sheet. Non-monetary items are translated at exchange rates prevailing when the assets were acquired or the obligations incurred. Foreign currency denominated expense items were translated at exchange rates prevailing at the transaction date.

Under IFRS, non-monetary assets, liabilities and the company’s equity account have been recalculated using the US dollar based exchange rates prevailing when the assets were acquired, the obligations incurred or the expense was incurred. As at April 1, 2010, under GAAP, the Company had reported net assets of C$89,386,161 and under IFRS, the Company reports net assets of $85,443,759 prior to the effect of any of the other IFRS opening balance sheet adjustments.

(b)           Share-based payments

Under GAAP, the Company measured share-based compensation related to share purchase options at the fair value of the options granted using the Black-Scholes model and recognized this expense over the vesting period of the options. The fair value takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options and the risk free interest rate. The expense is recorded on a straight-line basis over the graded vesting period of the award. The forfeiture rate is assumed to be nil and the expense is adjusted prospectively as forfeitures occur. Compensation expense attributable to awards that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period.

For the purpose of accounting for share based payment transactions an individual is classified as an employee when the individual is consistently represented to be an employee under law. The fair value of the options granted to employees is measured on the date of grant. The fair value of options granted to contractors and consultants are measured on the date the services are completed. Forfeitures are recognized as they occur.

IFRS 2, similar to GAAP, requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. IFRS does, however, require the fair value determination to account for the anticipated forfeiture rate of the options. The Company has now incorporated this rate in the fair value of all grants that were granted after Nov 7, 2002 and that have not vested at the date of transition, April 1, 2010.

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 30 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

17.            First-time adoption of IFRS (continued)

(b)           Share-based payments

For the purpose of accounting for share based payment transactions an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that applied under GAAP and resulted in certain contractors and consultants being classified as employees under IFRS.

As at the Date of Transition, the Company recorded an adjustment to option reserves of $171,753 of which, $123,634 related to previous share-based compensation recorded to the statement of operations under GAAP and $48,119 that was recorded to mineral interest.

During the three months ended June 30, 2010, share-based compensation was reduced by $96,683 and mineral interests by $40,331.

During the year ended March 31, 2011, share-based compensation was reduced by $382,933 and mineral interests by $139,804.

(c)           Foreign currency warrant liability

Under IAS 32, a contract that gives a counterparty a right to buy a fixed number of the Company’s shares for a fixed price is treated as an equity instrument and recorded in equity at fair value at the time of initial recognition. If a contract gives a counterparty a right to buy a fixed number of the Company’s shares where the price is variable, this contract is treated as a financial liability and subsequent to initial recognition, changes in fair value are recorded into income.

As at the Date of Transition, the Company held 237,333 broker warrants which were exercisable into one common share at a fixed conversion price of C$3.10. As this Canadian denominated conversion price results in variable proceeds in the entity’s functional currency of United states dollars depending on the prevailing exchange rate, these warrants are classified as a financial liability. Under GAAP, the Company’s function currency was the Canadian dollar therefore the warrants were classified as equity instruments.

As at the Date of Transition, the Company recorded the fair value, $719,616 of the outstanding Canadian dollar denominated warrants as a financial liability. The difference between the fair value at the time of issuance and the fair value at the Date of Transition, net of reclassification to share capital on exercise of warrants, of $827,878 was charged to retained earnings.

The fair value of the financial liability as at June 30, 2010 and March 31, 2011 was $517,544 and $852,070, respectively.

(d)           Exploration and evaluation expenditures

Under IFRS 6, the Company can determine an accounting policy specifying which expenditures are recognized as exploration and evaluation assets and apply the policy consistently. In making this determination, the Company must consider the degree to which the expenditure can be associated with finding specific mineral resources.

KEEGAN RESOURCES INC.

Notes to Condensed Consolidated Interim Financial Statements, page 31 - Unaudited
Three months ended June 30, 2011 and 2010	Expressed in United States Dollars

17.            First-time adoption of IFRS (continued)

(d)           Exploration and evaluation expenditures (continued)

As described in Note 3(g), the Company has selected an accounting policy under IFRS 6 where all exploration and evaluation expenditures are expensed until properties are determined to contain economically recoverable mineral resources. Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, further cost incurred for the development of that project are capitalized as mineral interests.

Under GAAP, the Company’s accounting policy was that exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves, abandoned or the interest is sold.

As at the Date of Transition, the Company recorded to retained earnings $35,309,282 in exploration and evaluation costs, during three months ended June 30, 2010 $5,005,520 and during the year ended March 31, 2011 $26,114,646.

(e)           Asset retirement obligation

Under IFRS, asset retirement obligations are discounted using a current discount rate specific to the related liability or a risk-free interest rate if risks are incorporated into the related cash flows. Under GAAP, a credit adjusted risk-free rate was used. As a result, the asset retirement obligation recorded at April 1, 2010 and March 31, 2011 has been re-measured and an adjustment has been recorded to mineral interest. This resulted in an increase in mineral interests and an increase in asset retirement obligation of $2,330,769 as at March 31, 2011. No material adjustment was required as at April 1, 2010.